Exhibit 99.1

News Release

Sheikh Shakhbout Medical City Opens in Abu Dhabi

The Stantec-designed, 3.2 million square-foot hospital is the most advanced healthcare facility in the United Arab Emirates

Edmonton, AB; New York, NY (November 12, 2019) TSX, NYSE: STN

The Sheikh Shakhbout Medical City (SSMC), one of the 10 largest hospitals in the United Arab Emirates (UAE), opened its doors recently, marking the completion of a 10-year, 3.2-million square foot project. Leading global design firm Stantec led the master planning, architectural, interior, and landscape design of this flagship institution for the Abu Dhabi Health Services Company (SEHA),

Strategically located in Abu Dhabi, the new facility will improve access to world-class healthcare for residents. The hospital is the first of its kind in the UAE to provide advanced burn treatment and expand access to specialty care services like orthopedic and thoracic surgery. The new facility replaces the existing Al Mafraq Hospital, which opened in 1983 and had reached its operational capacity.

As part of its project role, Stantec also provided mechanical, electrical, structural, and infrastructure engineering services. Additionally, the firm provided construction administration oversight for the duration of the construction period.

“SSMC was developed as part of SEHA’s vision to provide the best healthcare services in line with the directives of the Government of Abu Dhabi,” said Eng. Mohammed Al Zaabi, Chief of Facilities at SEHA. “SEHA is a leading healthcare provider and SSMC is a significant addition to the services provided—adopting cutting-edge technologies and providing a high-class environment to both patients and users.”

Al Zaabi added that SSMC is the flagship facility for SEHA, providing exceptional medical expertise and access to world-class healthcare services for both local and international patients.

Design that Inspires Comfort and Tranquility

The SSMC’s design is distinguished by four towers, situated along thoughtfully planned landscaping, with patient rooms that each offer views of the campus and access to rooftop gardens for respite. Designated floors cater to patients looking for additional privacy and attention, with two presidential suites and 36 VIP suites.

The hospital has space for 732 beds, distributed across three wards as post-surgical inpatient beds, maternal and child health beds (including 12 VIP), medical intensive care unit (MICU) beds, cardiac ICU beds, surgical ICU beds, burn unit beds, and neonatal ICU beds. An initial staff of 3,000 medical professionals will provide care for patients of all ages.

Advanced Healthcare to Meet National Goals

Providing world-class healthcare is one of six pillars of the UAE’s Vision 2021 National Agenda. In Abu Dhabi specifically, the city has set specific priorities, including reducing capacity gaps, improving the quality of healthcare services, and attracting and retaining top healthcare professionals. Located just 12 miles from Abu Dhabi International Airport, the hospital is easily accessible, with two helipads and parking spaces for 1,610 vehicles.

“The completion of Sheikh Shakhbout Medical City is an important milestone for the UAE, helping the government meet important performance outcomes and open new avenues of care to residents near and far,” said Kevin Christon, principal with Stantec. “It’s been an honor to continue our relationship with the governments of Abu Dhabi and the UAE, and we are excited to see this dynamic, forward-thinking project come to life.”

Collectively, Stantec teams have designed a number of globally-recognized healthcare facilities in the Middle East region, including the Mafraq Dialysis Center, Al Silaa Community Hospital, and Mediclinic Parkview Hospital in the UAE; King Faisal Specialist Hospital – Tertiary Care Pediatric Hospital in Saudi Arabia, and the PET & Proton

Therapy Center of Oman. Stantec’s regional presence comprises more than 400 people working across four countries.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Investor Relations

Ph (780) 969-2018

cora.klein@stantec.com

Design with community in mind